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                                                                    EXHIBIT 11.1

                    STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

     Net loss per share for 1993 is computed by dividing net loss plus accrued dividends on previously oustanding Preferred Stock by the weighted average number of common shares outstanding. Net income per share for 1994 and 1995 is computed by dividing net income by the weighted average number of common shares. The Company's outstanding options and warrants are considered to be common stock equivalents in calculating primary earnings to primary earnings per share.


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